UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 ____________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                          (Amendment No. 1, Restated)


                           Pharmacia & Upjohn, Inc.
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                   616130 50 4
                                (CUSIP Number)

 Eva Persson                                                            with copies to:
 AB Volvo                                                               Maureen Brundage, Esq.
 S-405 08 Goteborg                                                      White & Case
 Sweden                                                                 1155 Avenue of the Americas
 46-31-590000                                                           New York, New York 10036



  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               December 22, 1995
         ____________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).
                                 ____________

Check the following box if a fee is being paid with this statement ( ).


                                 SCHEDULE 13D


   CUSIP No. 616130 50 4                                      Page 2 of   Pages

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          AB Volvo

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) ( )
                                                                      (b) ( )

   3      SEC USE ONLY


   4      SOURCE OF FUNDS

          00
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                              ( )

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Sweden

  NUMBER OF SHARES BENEFICIALLY     7      SOLE VOTING POWER
  OWNED BY EACH REPORTING PERSON           0<F1>
  WITH                              8      SHARED VOTING POWER
                                           0<F1>

                                    9      SOLE DISPOSITIVE POWER
                                           0<F1>

                                    10     SHARED DISPOSITIVE POWER
                                           0<F1>
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              ( )



  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0<F1>

  14      TYPE OF REPORTING PERSON

          CO


<F1>  AB Volvo may be deemed to be the beneficial owner of the shares of Common Stock owned by Fyrstegen AB.  Such shares of Common
Stock have been excluded to avoid double counting of the aggregate shares of Common Stock owned by AB Volvo and Fyrstegen AB.


                                 SCHEDULE 13D


   CUSIP No. 616130 50 4                                      Page 3 of   Pages


   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          AB Fortos

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) ( )
                                                                      (b) ( )
   3      SEC USE ONLY


   4      SOURCE OF FUNDS

          00

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                              ( )
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Sweden

  NUMBER OF SHARES BENEFICIALLY     7      SOLE VOTING POWER
  OWNED BY EACH REPORTING PERSON           0<F2>
  WITH
                                    8      SHARED VOTING POWER
                                           0<F2>
                                    9      SOLE DISPOSITIVE POWER
                                           0<F2>

                                    10     SHARED DISPOSITIVE POWER
                                           0<F2>

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              ( )



  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0<F2>

  14      TYPE OF REPORTING PERSON

          CO

<F2>     AB Fortos may be deemed to be the beneficial owner of the Shares of Common Stock owned by Fyrstegen AB.  Such shares of
Common Stock have been excluded to avoid double counting of the aggregate shares of Common Stock owned by AB Fortos and Fyrstegen
AB.



                                 SCHEDULE 13D


   CUSIP No. 616130 50 4                                      Page 2 of   Pages


   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Fyrstegen AB

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) ( )
                                                             (b) ( )
   3      SEC USE ONLY


   4      SOURCE OF FUNDS

          00

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                     ( )
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Sweden

  NUMBER OF SHARES BENEFICIALLY     7      SOLE VOTING POWER
  OWNED BY EACH REPORTING PERSON           69,765,766
  WITH
                                    8      SHARED VOTING POWER

                                    9      SOLE DISPOSITIVE POWER
                                           69,765,766

                                    10     SHARED DISPOSITIVE POWER


   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                     ( )

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.7%

  14      TYPE OF REPORTING PERSON

          CO


ITEM 1.   SECURITY AND ISSUER

          This Amendment No. 1 ("Amendment No. 1") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Pharmacia & Upjohn, Inc. (the "Company"), a corporation organized and existing under the laws of the State of Delaware, the principal executive offices of which are located at Fleming Way, Crawley, Sussex RH10 2L2, England. The purpose of this Amendment No. 1 is to amend and to restate the paper format Schedule 13D, dated November 2, 1995, filed by AB Volvo ("Volvo") and AB Fortos ("Fortos").

ITEM 2.   IDENTITY AND BACKGROUND

          (a) This Amendment No. 1 is being filed by (i) Volvo, a corporation organized and existing under the laws of the Kingdom of Sweden, (ii) Fortos, a corporation organized and existing under the laws of the Kingdom of Sweden and
(iii) Fyrstegen AB, formerly known as AB Grundstenen 75 318, a corporation organized and existing under the laws of Sweden ("Fyrstegen" and collectively the "Reporting Persons"). Fortos is a direct wholly-owned subsidiary of Volvo and Fyrstegen is a wholly-owned subsidiary of Fortos.

          (b) The principal business address and office for Volvo is S-405 08 Goteborg, Sweden. The principal business address and offices of Fortos is P.O. Box 7724, S-103 95 Stockholm, Sweden. The principal business address and offices of Fyrstegen is c/o Volvo, Dept. 640, 405 80 Goteborg, Sweden. The names, business addresses, present principal occupations or employments and the principal business address of the corporation in which such employment is conducted, if necessary, of the directors and executive officers of the Reporting Persons are set forth on Schedule A attached hereto and incorporated herein by reference.

          (c) The principal business activity of Volvo is the manufacture of automotive and transport equipment. The principal business activity of Fortos is the divestiture of Volvo's non-core assets. The principal business activity of Fyrstegen is the divestiture of certain share holdings of the Volvo Group.

          (d) Except as set forth on Schedule B attached hereto and incorporated hereby by reference, during the last five years preceding November 11, 1995 in the case of Volvo and Fortos and during the last five years preceding this day in the case of Fyrstegen, to the best knowledge of the Reporting Persons, none of the individuals set forth on Schedule A were convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years preceding November 11, 1995 in the case of Volvo and Fortos and during the last five years preceding this day in the case of Fyrstegen, to the best knowledge of the Reporting Persons, none of the individuals set forth on Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violations with respect to such laws.

          (f) Information with respect to the citizenship of each director and executive officer of the Reporting Persons is set forth on Schedule A hereto and is hereby incorporated by reference.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Prior to December 22, 1995, Fortos owned 69,765,766 shares of Common Stock of the Company. On December 22, 1995 Fyrstegen, a newly established company, acquired all 69,765,766 shares of Common Stock of the Company owned by Fortos pursuant to an agreement dated December 21, 1995, in exchange for shares of Fyrstegen, which company became a wholly-owned subsidiary of Fortos.


ITEM 4.   PURPOSE OF TRANSACTION

          The shares of Common Stock the ownership of which is reported were acquired for investment purposes. Each of the Reporting Persons reserves the right from time to time to acquire additional shares of Common Stock or to dispose of some or all of the shares of Common Stock.

          None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the individuals set forth on Schedule A, has any plans or proposals, except as described above, that relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Company by any person; (h) any class of the Company's securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) any class of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) Fyrstgen is the beneficial owner of 69,765,766 shares of the outstanding Common Stock of the Company, or 14.7% of the outstanding Common Stock of the Company based on a total of 474,465,746 shares of Common Stock of the Company outstanding as of November 2, 1995.

          Volvo and Fortos may be deemed to be the beneficial owners of shares of Common Stock of the Company owned by Fyrstegen.

          (b) Fyrstegen has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 69,765,766 shares of Common Stock of the Company.

          Volvo and Fortos may be deemed to have the power to vote and dispose of the shares of Common Stock of the Company owned by Fortos.

          (c) During the past 60 days preceding November 11, 1995 in the case of Volvo and Fortos and the past 60 days preceding this day in the case of Fyrstegen, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedule Attached hereto has effected any transaction in the shares of the Company, except as described in
Item 3 above and except for the transactions set forth on Schedule C attached hereto and incorporated by reference.

          (d)  Not applicable.

          (e) On December 22, 1995 Fortos ceased to be the beneficial owner of 69,765,766 shares of Common Stock of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Pursuant to a Registration Rights Agreement dated as of August 20, 1995 (the "Agreement), Volvo has the right under certain circumstances to cause the Company to register under the U.S. Securities Act of 1933, as amended (the "Securities Act"), the offer and sale of all or a portion of the shares of Common Stock obtained by Volvo in connection with the Offer. In addition, under the Agreement, Volvo has the right under certain circumstances to have such shares of Common Stock included in a registration statement otherwise filed by the Company under the Securities Act.

          Pursuant to a letter agreement dated October 31, 1995 (the "Letter Agreement") between the Company and Volvo entered into pursuant to the Agreement, Volvo has agreed on its behalf and on Fortos' behalf, not to sell, transfer, pledge, hypothecate or otherwise dispose of the shares of Common Stock received by Fortos in connection with the Offer or any shares of capital stock of the Company until results covering at least 30 days of combined operations of Pharmacia and The Upjohn Company have been published by the Company, except as otherwise permitted by the Letter Agreement. Volvo also has agreed pursuant to the Letter Agreement not to sell, transfer, pledge, hypothecate or otherwise dispose of the shares of Common Stock received by Fortos in connection with the Offer unless such sale, transfer, pledge, hypothecation or other disposition has been registered under the Securities Act or is made in conformity with an exemption from registration under the Securities Act as specified in the Letter Agreement.

          Soren Gyll, a director of Volvo and a director of Fortos, and Goran Linden, an executive officer of Volvo and a director of Fortos, currently are directors of the Company.

          On December 21, 1995 Fyrstegen and Fortos signed an agreement, pursuant to which Fortos transferred all its 69,765,766 shares in the Company in exchange for newly issued shares of Fyrstegen. The closing of the transaction took place on December 22, 1995 and Fyrstegen assumed all rights and liabilities of Fortos in connection with the transferred assets.

          Except as otherwise described in this Item 6, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons set forth on Schedule A, has any contract, arrangement, understanding or relationship with any other person with respect to any security of the Company.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.                Description

     1 Registration Rights Agreement dated as of August 20,1995 among Pharmacia & Upjohn, Inc., (previously named Bushwood, Inc.), The Upjohn Company, Pharmacia AB and AB Volvo

     2 Letter Agreement dated October 31, 1995 between AB Volvo and Pharmacia & Upjohn, Inc.

     3 Agreement dated December 21, 1995 between AB Grundstenen 75 318 (now known as Fyrstegen AB) and AB Fortos


                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 11, 1996

                              AB Volvo


                              By: /s/ Fred Bodin
                                 Name:   Fred Bodin
                                 Title:  Senior Vice President


                              By: /s/ Lennart Jeansson
                                 Name:   Lennart Jeansson
                                 Title:  Executive Vice President


                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 11, 1996


                              AB FORTOS


                              By: /s/ Tor Kvarnback
                                 Name:   Tor Kvarnback
                                 Title:  General Counsel

                              By: /s/ Goran Linden
                                 Name:   Goran Linden
                                 Title:  President


                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 11, 1996

                              FYRSTEGEN AB


                              By: /s/ Eva Persson
                                 Name:   Eva Persson
                                 Title:  Director


                              By: /s/ Mikael Kromli
                                 Name:   Mikael Kromli
                                 Title:  Director



Exhibit No.                Description

     1 Registration Rights Agreement dated as of August 20,1995 among Pharmacia & Upjohn, Inc., (previously named Bushwood, Inc.), The Upjohn Company, Pharmacia AB and AB Volvo

     2 Letter Agreement dated October 31, 1995 between AB Volvo and Pharmacia & Upjohn, Inc.

     3 Agreement dated December 21, 1995 between AB Grundstenen 75 318 (now known as Fyrstegen AB) and AB Fortos


                                                                 SCHEDULE A


AB Volvo

Each person named below is a director or executive director of Volvo, whose principal business is described above in Item 2.

A.   BOARD MEMBERS


                                              Present Principal Occupation or
  Name                                        Employment and Address                                                   Citizenship




  Bert-Olof Svanholm                          Chairman of AB Volvo.  President of Asea Brown Boveri AB, Executive      Swedish
                                              Vice President of ABB Asea Brown Boveri Ltd.  Chairman of the
                                              Federation of Swedish Industries, Chalmers Institute of Technology
                                              and the Royal Swedish Academy of Engineering Sciences (Jan. 1, 96).
                                              Member of the Boards of A Ahlstrom Oy, Finland and Swedish Employers'
                                              Confederation.
                                              Address:
                                              AB Volvo, S-405 08 Goteborg, Sweden


  Per-Olof Eriksson                           Chairman of the Board of Svenska Kraftnat and AB Custos.  Member of      Swedish
                                              the Boards of Sandvik AB, Svenska Handelsbanken, SSAB Svenskt Stal
                                              AB, AB SKF, OK Petroleum AB, Skanska AB, NV Koninklijke Sphinx, The
                                              Netherlands, Assa Abloy AB, Stockholm Institute of Technology and the
                                              Federation of Swedish Industries.  Member of the Royal Swedish
                                              Academy of Engineering Sciences.
                                              Address:
                                              AB Volvo, S-405 08 Goteborg, Sweden


  Hakan Frisinger                             Chairman of the Boards of Atle AB, Swedwood Holding BV, The              Swedish
                                              Netherlands and UBI AB.  Vice Chairman of IRO AB.  Member of the
                                              Boards of Catella AB, Erik Penser Fondkommission AB, Ernstrom Holding
                                              AB and IBS AB.  Member of the Royal Academy of Engineering Sciences.
                                              Address:
                                              AB Volvo, S-405 08 Goteborg, Sweden

  Tom Hedelius                                Chairman of the Boards of Svenska Handelsbanken and Bergman & Beving     Swedish
                                              AB.  Vice Chairman of the Boards of AGA AB, Telefonaktiebolaget LM
                                              Ericsson and AB Industrivarden.  Member of the Boards of Svenska
                                              Cellulosa Aktiebolaget SCA and ABA/SILA.
                                              Address:
                                              AB Volvo, S-405 08 Goteborg, Sweden


  Soren Mannheimer                            President of Stadshypotek AB, Region Goteborgs och Bohus Ian.            Swedish
                                              Chairman of the National Pension Insurance Fund, Fourth Fund Managing
                                              Board.
                                              Address:
                                              AB Volvo, S-405 08 Goteborg, Sweden


  Bjorn Svedberg                              President and Chief Executive Officer of Skandinaviska Enskilda          Swedish
                                              Banken.  Chairman of the Board of Telefonaktiebolaget LM Ericsson.
                                              Member of the Boards of Asea Brown Boveri AB, ASEA AB, ABA/SILA and
                                              STORA.
                                              Address:
                                              AB Volvo, S-405 08 Goteborg, Sweden



  Soren Gyll                                  President of AB Volvo and Chief Executive Officer of the Volvo Group     Swedish
                                              since 1992.  Chairman of the Board of Pharmacia AB.  Chairman of the
                                              board of AB Fortos.  Member of the Boards of AB Catena, AB Custos,
                                              ABA/SILA, the Federation of Swedish Industries and Swedish Employers'
                                              Confederation.  Member of the Royal Swedish Academy of Engineering
                                              Sciences, the National Board of the Swedish National Association of
                                              Engineering Industries and the Board of the Swedish Works
                                              Association.
                                              Address:
                                              AB Volvo, S-405 08 Goteborg, Sweden


  Lars-Goran Larsson                          AB Volvo.  Representative for organization of salaried employees.        Swedish
                                              Address:
                                              AB Volvo, S-405 08 Goteborg, Sweden


  Olle Ludvigsson                             AB Volvo.  Representative for plant trade union organizations.           Swedish
                                              Address:
                                              AB Volvo, S-405 08 Goteborg, Sweden

  Verner Pedersen                             AB Volvo.  Representative for plant trade union organizations.           Swedish
                                              Address:
                                              AB Volvo, S-405 08 Goteborg, Sweden



  Deputy Members

  Lars-Erik Berg                              AB Volvo.  Representative for organizations of salaried employees.       Swedish
                                              Address:
                                              AB Volvo, S-405 08 Goteborg, Sweden


  Christer Nordgren                           AB Volvo.  Representative for organizations within BCP Branded           Swedish
                                              Consumer Products AB.
                                              Address:
                                              AB Volvo, S-405 08 Goteborg, Sweden

B.   EXECUTIVE OFFICERS



                                              Present Principal Occupation or
  Name                                        Employment and Address                                                   Citizenship

  Soren Gyll                                  See above


  Lennart Jeansson                            Executive Vice President of AB Volvo.  Member of the Board of AB         Swedish
                                              Fortos, AGA AB, AB Catena.
                                              Address:
                                              AB Volvo, S-405 08 Goteborg, Sweden



  Sten Langenius                              Executive Vice President of AB Volvo.  Member of the Board of AB         Swedish
                                              Fortos.
                                              Address:
                                              AB Volvo, S-405 08 Goteborg, Sweden


  Per-Erik Mohlin                             Executive Vice President of AB Volvo.                                    Swedish
                                              Address:
                                              AB Volvo, S-405 08 Goteborg, Sweden


  Jan Engstrom                                Senior Vice President and Chief Financial Officer of AB Volvo.           Swedish
                                              Address:
                                              AB Volvo, S-405 08 Goteborg, Sweden

  Leif Ake Nilsson                            Senior Vice President of AB Volvo.                                       Swedish
                                              Address:
                                              AB Volvo, S-405 08 Goteborg, Sweden


  Fred Bodin                                  Senior Vice President and General Counsel of AB Volvo.                   Swedish
                                              Address:
                                              AB Volvo, S-405 08 Goteborg, Sweden


  Claes Malmros                               Senior Vice President of AB Volvo.                                       Swedish
                                              Address:
                                              AB Volvo, S-405 08 Goteborg, Sweden

  Lars Anell                                  Senior Vice President of AB Volvo.                                       Swedish
                                              Address:
                                              AB Volvo, S-405 08 Goteborg, Sweden


  Karl-Erling Trogen                          President of Volvo Truck Corporation.                                    Swedish
                                              Address:
                                              AB Volvo, S-405 08 Goteborg, Sweden


  Anders Hellman                              President of AB Volvo Penta.                                             Swedish
                                              Address:
                                              AB Volvo, S-405 08 Goteborg, Sweden

  Tuve Johannesson                            President of Volvo Car Corporation.                                      Swedish
                                              Address:
                                              AB Volvo, S-405 08 Goteborg, Sweden


  Bjorn Larsson                               President of Volvo Bus Corporation.                                      Swedish
                                              Address:
                                              AB Volvo, S-405 08 Goteborg, Sweden


  Arne Wittlov                                President of Volvo Aero Corporation.                                     Swedish
                                              Address:
                                              AB Volvo, S-405 08 Goteborg, Sweden



  Bengt Ovlinger                              President of Volvo Construction Equipment Corporation.                   Swedish
                                              Address:
                                              AB Volvo, S-405 08 Goteborg, Sweden


  Goran Linden                                Senior Vice President of AB Volvo.  President and Chief Executive        Swedish
                                              Officer of AB Fortos.  Chairman of the Boards of Swedish Match AB,
                                              Retriva AB, Partena AB.  Member of the Boards of Pripps Rengnes AB,
                                              Nonark Stiga AB, Liber AB.  Alfred Berg Fondkommission AB, Lithells
                                              AB.
                                              Address:
                                              AB Fortos, PO Box 7724, Kungstradgarden, S-103 95 Stockholm, Swedens


AB FORTOS

Each person named below is a director or executive director of Fortos, whose principal business is described above in Item 2.

A.   BOARD MEMBERS



                                              Present Principal Occupation or
  Name                                        Employment and Address                                                   Citizenship

  Soren Gyll                                  See above

  Lennart Jeansson                            See above

  Sten Langenius                              See above
  Goran Linden                                See above

B.   EXECUTIVE OFFICERS



                                              Present Principal Occupation or
  Name                                        Employment and Address                                                   Citizenship

  Goran Linden                                See above


  Alf Ehinger                                 Senior Vice President and Chief Financial Officer of AB Fortos.          Swedish
                                              Address:
                                              AB Fortos, PO Box 7724, Kungstradgarden, S-103 95 Stockholm, Sweden



  Hans Malmberg                               Senior Vice President of AB Fortos.  Member of the Boards of Meda AB,    Swedish
                                              Chromogenix AB, Reso AB and Transpool AB.
                                              Address:
                                              AB Fortos, PO Box 7724, Kungstradgarden, S-103 95 Stockholm, Sweden


  Tor Kvarnback                               General Counsel of AB Fortos.                                            Swedish
                                              Address:
                                              AB Fortos, PO Box 7724, Kungstradgarden, S-103 95 Stockholm, Sweden



FYRSTEGEN AB



                                              Present Principal Occupation or
  Name                                        Employment and Address                                                   Citizenship

  Mikael Kromli                               Vice President of AB Volvo.                                              Swedish
                                              Address:
                                              AB Volvo, S-405 08 Goteborg, Sweden


  Eva Persson                                 Vice President of AB Volvo.                                              Swedish
                                              Address:
                                              AB Volvo, S-405 08 Goteborg, Sweden


  Peter Werklund                              Vice President of AB Volvo.                                              Swedish
                                              Address:
                                              AB Volvo, S-405 08 Goteborg, Sweden










                                              Present Principal Occupation or
  Name                                        Employment and Address                                                   Citizenship

  Mikael Kromli                               Vice President of AB Volvo.                                              Swedish
                                              Address:
                                              AB Volvo, S-405 08 Goteborg, Sweden



  Eva Persson                                 Vice President of AB Volvo.                                              Swedish
                                              Address:
                                              AB Volvo, S-405 08 Goteborg, Sweden


  Peter Werklund                              Vice President of AB Volvo.                                              Swedish
                                              Address:
                                              AB Volvo, S-405 08 Goteborg, Sweden






                                                                 SCHEDULE B



Individuals in Schedule A convicted in a criminal proceeding during the five year period prior to November 2, 1995


  Person                                      Proceeding


  Karl-Erling Trogen                          Mr. Trogen was fined SEK 30.000 in November 2, by Hovratten for Vastra Sverige in
                                              his capacity as the responsible manager within Volvo Truck Corporation. Volvo Truck
                                              Corporation had started construction of a plant without, at that time, having received the necessary permits according to the relevant environment legislation.
                                              The necessary permits were later received by the company.


  P O Eriksson                                Mr. Eriksson was fined in accordance with the Swedish insider regulations for not having reported to the Swedish Financial Supervisory Authority within the stipulated time-frame a purchase of 2,000 shares in Svenska Handelsbanken where Mr. Eriksson is a board member.



                                                                 SCHEDULE C


  Name                                        Transaction                                                    Date


  Bert-Olof Svanholm                          Exchange of 4.100 Pharmacia shares for 4.100 Pharmacia-        During Exchange Offer
                                              Upjohn shares

  Soren Gyll                                  Exchange of 6.000 Pharmacia shares for 6.000 Pharmacia-        During Exchange Offer
                                              Upjohn shares



  Leif Ake Nilsson                            Exchange of 150 Pharmacia shares for 150 Pharmacia-Upjohn      During Exchange Offer
                                              shares


